Exhibit 99.1

NEWS RELEASE

For Further Information Contact:
Paul Averback
Nymox Pharmaceutical Corporation
1-800-93NYMOX
www.nymox.com

For Immediate Release:

Nymox Announces $1.07 Million Financing

HASBROUCK HEIGHTS, NJ (December 18, 2014) Nymox Pharmaceutical Corporation (NASDAQ: NYMX) announced today the closing of U.S. $1.07 million in financing, consisting of a 3 year term convertible debenture at 6% with conversion at $0.53. The proceeds will be used as additional funding for the Company's activities in the next year. Cantone Asset Management LLC of Tintin Falls NJ served as exclusive agent for the convertible offering.

Nymox CEO Paul Averback said "These funds bolster Nymox's balance sheet and together with budgetary adjustments will allow the Company to more securely continue development activities for our Phase 3 BPH NX-1207 program and our Phase 2 NX-1207 prostate cancer program."

The Company’s NASDAQ Capital Market requirements are currently deficient and it has a 6 month period in which to regain compliance. Market value must be a minimum of $35 million and share price $1 for a minimum of 10 consecutive days to regain compliance.

Jack Gemmell and Dr. Roger Guy have resigned from the Board of Directors. The Company gratefully acknowledges their service.

For more information please contact info@nymox.com or 800-936-9669.

This press release contains certain “forward-looking statements” as defined in the United States Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and the actual results and future events could differ materially from management’s current expectations. Development of drug products involves substantial risks and actual results may differ materially from expectations. Factors that could cause actual results or events to differ materially from those projected in forward-looking statements are detailed from time to time in Nymox's filings with the United States Securities and Exchange Commission and other regulatory authorities.

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